[Letterhead of McCarthy Tétrault LLP]

Virginia K. Schweitzer
Direct line: 613-238-2174
Direct Fax: 613-563-9386
 E-Mail: vschweitzer@mccarthy.ca

June 6, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

Re: World Heart Corporation
Preliminary Schedule 14A filed March 24, 2005, as amended on May 4, 2005 and May 24, 2005
File No. 000-28882

Set forth below, on behalf of World Heart Corporation ("WorldHeart"), are our responses to the second comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated June 3, 2005 (the "Third Comment Letter"), on the WorldHeart proxy circular ("Circular"). The following responses correspond to the item number of the comments contained in the Third Comment Letter. Today, via EDGAR, WorldHeart filed an amended Preliminary Schedule 14A. With this letter, WorldHeart is providing five copies of the blacklined copy of the Preliminary Schedule 14A to the Commission and five clean copies, which reflects the changes requested in response to the comments provided in the Second Comment Letter.

Preliminary Schedule 14A

Amendment to September 2004 Warrants, page 2

1.    We note your response to prior comment 3 to our comment letter dated May 20, 2004. As discussed during our telephone conference on May 27, 2005, we continue to believe that the transaction must comply with Exchange Act Rule 13e-4. You should, among other things, file under Schedule TO all pre-commencement communications with your security holders, including the relevant information in your proxy statement. See Instruction 1 to Rule 13e-4(c).

In addition, please provide us with your analysis of why you believe the March 2003 option exchange did not need to comply with Rule 13e-4.

Further to our telephone conference on May 27, 2005, we will file under Schedule TO tender offer documents to launch our tender offer for the warrants and all pre-commencement communications with our security holders.

WorldHeart continues to believe that the March, 2003 option exchange did not need to comply with Exchange Act Rule 13e-4 because WorldHeart was not an "issuer" for purposes of Rule 13e-4 at that time. Rule 13e-4(a) (1) states that the term "issuer" means any issuer which has a class of equity securities registered pursuant to Section 12 of the Act, or which is required to file periodic reports pursuant to Section 15(d) of the Securities Act, or which is a closed-end investment company registered under the Investment Company Act of 1940.

In March 2003, WorldHeart's common shares were not listed on Nasdaq or a national securities exchange and in March 2003, the securities of WorldHeart were held of record by less than 300 U.S. persons, so that WorldHeart was not subject to the requirements of Section 15(d) of the Securities Act and no longer had any obligation to maintain the registration of its securities under Section 12(b).

At the time of the option exchange, WorldHeart was a foreign private issuer and conducted its option exchange in full compliance with the rules of the Ontario Securities Commission, its primary securities regulator.

Voting — Page 9

2.    Please expand your disclosure in response to prior comment 1 to clarify the effects of the abstentions. For example, if an abstention is not counted as a vote cast, would that have the same effect as a vote against a proposal that required the approval of a specified portion of outstanding shares? Clearly disclose the vote required.

The requested disclosure has been including under the heading Voting of Proxies on Page 10.

Voting Shares, Record Date and Principal Holders — Page 11

3.    We note your response to prior comment 4 from our letter dated May 20, 2005. Please identify the natural person who maintain beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934) of the shares held by Edwards Lifesciences LLC and Zeisiger Capital Group LLC.

The requested disclosure has been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Page 13.

4.    We note your response to prior comment 6. Please tell us how the number of shares beneficially owned by Zeisiger Capital Group LLC is reconciled with the aggregate number of shares beneficially owned described in footnote 3.

The requested reconciliation has been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Page 11.

Background and Reasons for the MedQuest Acquisition — Page 67

5.    We reissue prior comment 12. Your disclosure should summarize the material analyses that the board considered. Include charts and narrative explanation of each analysis as appropriate. For example, your revised disclosure should make clear (1) what the market price and comparable companies analyses demonstrated and (2) how the consideration in the current transaction compares to the results of those analyses. You also should explain the key criteria on which the analyses were constructed, like the criteria you used to select comparable companies and whether other companies excluded from the analysis also satisfied those criteria.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Pages 69 and 70.

If you have any questions concerning the foregoing, please contact Kevin Keogh of White & Case LLP at (212) 819-8227

Yours very truly,

Virginia K. Schweitzer

cc.	Jal Jassawalla, President and CEO, World Heart Corporation Kevin Keogh, White & Case LLP